UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 29 September 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction in Own Shares dated 29 September 2026

Exhibit 99.1
Wise Group plc

Transaction in Own Shares

Wise Group plc (the "Company") announces that from 21 September 2026 up to and including 25 September 2026 it repurchased a total of (i) 644,479 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 849,521 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-09-21	93,655	GBP 8.5629	GBP 8.6120	GBP 8.4940	XLON
2026-09-21	50,000	GBP 8.5642	GBP 8.6140	GBP 8.5000	CHIX
2026-09-21	147,777	USD 11.5032	USD 11.6600	USD 11.3900	NASDAQ
2026-09-22	164,155	GBP 8.7101	GBP 8.8320	GBP 8.6040	XLON
2026-09-22	49,960	GBP 8.7057	GBP 8.8260	GBP 8.6060	CHIX
2026-09-22	148,449	USD 11.6139	USD 11.8100	USD 11.4900	NASDAQ
2026-09-23	110,788	GBP 8.6126	GBP 8.7040	GBP 8.5160	XLON
2026-09-23	50,000	GBP 8.6131	GBP 8.6980	GBP 8.5180	CHIX
2026-09-23	148,253	USD 11.3958	USD 11.5100	USD 11.2900	NASDAQ
2026-09-24	117,045	GBP 8.5667	GBP 8.6400	GBP 8.4720	XLON
2026-09-24	48,918	GBP 8.5678	GBP 8.6360	GBP 8.4740	CHIX
2026-09-24	100,000	USD 11.2794	USD 11.4300	USD 11.1600	NASDAQ
2026-09-25	165,000	GBP 8.6330	GBP 8.7020	GBP 8.4720	XLON
2026-09-25	100,000	USD 11.5288	USD 11.6300	USD 11.3700	NASDAQ

The repurchases form part of the Company's share buyback program announced on July 21, 2026 (the "Buyback"). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the "UK") by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority's Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/6545W_1-2026-9-28.pdf

Enquiries

Martin Adams - Investor Relations
owners@wise.com

Sana Rahman - Communications
press@wise.com

Brunswick Group
Charles Pretzlik / Emily Murphy
Wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 29 September, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer